取締役の担当業務/部

取締役	担当業務/部
髙 木 祥 吉 代表取締役社長	全般事項
横 山 洋一郎 取締役	格付業務の監視、格付企画部、格付プロセス統括部、 社長の特に指示する事項
飯 沼 春 樹 取締役	社外取締役
楠 岡 成 雄 取締役	社外取締役
増 井 喜一郎 取締役	社外取締役

執行役員の担当業務／部

取締役	担当業務/部
原 田 雄 介 常務執行役員	RM事業部（部長）、社長の特に指示する事項
島 田 卓 郎 常務執行役員	ハイブリッド商品室、事業格付第一部、事業格付第二部、 社長の特に指示する事項
松 村 省 三 常務執行役員	金融格付部（部長）、ストラクチャード・ファイナンス部、 プロジェクト＆アセット・ファイナンス部、国際格付部 社長の特に指示する事項